[JULIUS BAER INVESTMENT FUNDS
330 MADISON AVENUE
NEW YORK, NEW YORK 10017]

March 10, 2006

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Julius Baer Investment Funds
Request for Withdrawal of Amendment to Registration Statement
Act File Nos. 33-47507 and 811-06652

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933 (“1933 Act”), on behalf of the Julius Baer Investment Funds (the “Registrant”), I hereby submit this application by direct electronic transmission (EDGAR) for withdrawal of Post-Effective Amendment (“PEA”) Number 39 to the Registrant’s registration statement, together with all exhibits, filed on January 19, 2006 (the “Amendment”) (SEC accession No. 0000930413-06-000347).

The Registrant filed PEA Number 39 with the Securities and Exchange Commission pursuant to Rule 485(a) of the 1933 Act to register the Total Return Plus Bond Fund. Registrant is requesting withdrawal of the Amendment because the Registrant has decided not to offer the Total Return Plus Bond Fund at this time. The Amendment has not become effective and no securities were sold in connection with this offering.

The registrant hereby requests that an order be issued granting its request for withdrawal of the Amendments as soon as it is practicable.

Sincerely,

/s/ Jon-Luc Dupuy
Jon-Luc Dupuy
Assistant Secretary of the Registrant